UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Farmers New World Life Insurance Company

File No. 333-149540

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Farmers New World Life Insurance Company submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to Post-Effective Amendment Number 1 to a registration statement on Form N-6 filed on April 29. 2009.

Based on representations by Farmers New World Life Insurance Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.g.3   through August 28, 2013

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

William J. Kotapish
Assistant Director